November 28, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Era Anagnosti, Legal Branch Chief
Katelyn Donovan

Re:	Codorus Valley Bancorp, Inc.
Registration Statement on Form S-3
SEC File No. 333-214084

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Codorus Valley Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), relating to the registration of $100,000,000 of securities as described therein, be accelerated to 4:00 P.M., Eastern Time, on December 2, 2016, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

CODORUS VALLEY BANCORP, INC.

By:	/s/ Larry J. Miller
Larry J. Miller, Chairman, President & CEO

cc:	Kenneth J. Rollins, Esquire
Rhoads & Sinon LLP